GlobalFoundries Reports Fourth Quarter 2025
and Fiscal Year 2025 Financial Results

Malta, New York, February 11, 2026 - GLOBALFOUNDRIES Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the fourth quarter and fiscal year ended December 31, 2025.

Key Fourth Quarter Financial Highlights
•Revenue of $1.830 billion
•Gross margin of 27.8% and Non-IFRS gross margin(1) of 29.0%
•Operating margin of 13.9% and Non-IFRS operating margin(1) of 18.3%
•Net income of $200 million and Non-IFRS net income(1) of $310 million
•Diluted earnings per share of $0.36 and Non-IFRS diluted earnings per share(1) of $0.55
•Non-IFRS adjusted EBITDA(1) of $641 million
•Ending cash, cash equivalents and marketable securities of $4.0 billion
•Net cash provided by operating activities of $374 million and Non-IFRS adjusted free cash flow(1) of $264 million

Key Full Year 2025 Financial Highlights
•Revenue of $6.791 billion
•Gross margin of 24.9% and Non-IFRS gross margin(1) of 26.1%
•Operating margin of 11.7% and Non-IFRS operating margin(1) of 15.7%
•Net income of $888 million and Non-IFRS net income(1) $965 million
•Diluted earnings per share of $1.59 and Non-IFRS diluted earnings per share(1) of $1.72
•Non-IFRS adjusted EBITDA(1) of $2.357 billion
•Year to date net cash provided by operating activities of $1.731 billion and Non-IFRS adjusted free cash flow(1) of $1.157 billion

"GF delivered a strong fourth quarter, with revenue, gross margin, operating margin and earnings per share at or above the high end of the guidance ranges,” said Tim Breen, CEO of GF. "As a result of the team's strong execution, disciplined cost management, and relentless focus on profitability, we grew Non-IFRS gross margin by nearly 400 basis points year-over-year in the fourth quarter. In addition, our recent acquisitions are expanding GF's capabilities into a diversified, holistic technology solutions provider, and our differentiated technology and footprint are proving an excellent fit serving the AI Data Center, physical AI, and on-shoring megatrends defining our industry."

GF also announced today that its Board of Directors has approved a share repurchase authorization of up to $500 million of its common stock. Under the repurchase authorization, GF may purchase shares of its common stock on a discretionary basis from time to time through open market repurchases, in privately negotiated transactions, through purchases made in compliance with Rule 10b-18 and/or Rule 10b5-1 under the Exchange Act, or other means. The actual timing and amount of any share repurchases remains subject to a variety of factors, including stock price, trading volume, market conditions, compliance with applicable legal requirements, and other general business considerations. The authorization does not require GF to repurchase any specific number of shares of common stock. The authorization is valid for an initial period of 12 months and may be modified, suspended or terminated at any time.

Recent Business Highlights

•In January 2026, GF announced it had entered into a definitive agreement to acquire Synopsys’ ARC Processor IP Solutions business. The proposed acquisition includes the ARC-V, ARC-Classic, ARC VPX-DSP and ARC NPX NPU product lines as well as the applications-specific instruction set (ASIP) processor tools including ASIP Designer and ASIP Programmer. Upon closing, these assets and expert teams will be integrated with MIPS, a GlobalFoundries company, to deliver a comprehensive processor IP suite, especially tailored for physical AI applications. The expanded offering will enhance engagement through IP licensing and software, enabling faster time-to-market for GF’s customers. The acquisition is expected to close in the second half of 2026.

•In November 2025, GF announced a long-term strategic partnership with Navitas to strengthen and accelerate U.S.-based gallium nitride (GaN) technology, design and manufacturing. Together, the companies will collaborate, develop and deliver advanced solutions for critical applications in high power markets that demand the highest efficiency and power density, including AI datacenters, performance computing, energy and grid infrastructure and industrial electrification.

•In November 2025, GF acquired Advanced Micro Foundry (AMF), a dedicated silicon photonics company based in Singapore, with strong manufacturing expertise and proprietary technical innovation that serve growth areas such as AI data centers and advanced telecom networks. The acquisition is expected to accelerate GF's silicon photonics roadmap, broaden its customer base, and drive opportunities for scale and geographic synergies in Singapore.

•In November 2025, GF acquired Infinilink, a design-focused company with deep expertise in high-speed connectivity chips, including SerDes, optical transceiver chipsets and monolithic silicon photonics. Based in Egypt, Infinilink's engineering talent and IP enhance GF’s in‑house design capabilities and will help a broad range of customers strengthen their optical roadmaps and design into GF.

(1) See “Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.

GLOBALFOUNDRIES Inc.
Summary Quarterly Results
(Unaudited, in millions, except per share amounts and wafer shipments)

				Year-over-year		Sequential
	Q4'25	Q3'25	Q4'24	Q4'25 vs Q4'24		Q4'25 vs Q3'25

Net revenue	$1,830	$1,688	$1,830	$—	—%	$142	8%

Gross profit	$508	$419	$449	$59	13%	$89	21%
Gross margin	27.8%	24.8%	24.5%		+330bps		+300bps

Non-IFRS gross profit(1)	$530	$439	$464	$66	14%	$91	21%
Non-IFRS gross margin(1)	29.0%	26.0%	25.4%		+360bps		+300bps

Operating profit (loss)	$255	$195	$(701)	$956	136%	$60	31%
Operating margin	13.9%	11.6%	(38.3)%		+5,220bps		+230bps

Non-IFRS operating profit(1)	$335	$260	$285	$50	18%	$75	29%
Non-IFRS operating margin(1)	18.3%	15.4%	15.6%		+270bps		+290bps

Net income (loss)	$200	$249	$(729)	$929	127%	$(49)	(20)%
Net income (loss) margin	10.9%	14.8%	(39.8)%		+5,070bps		(390)bps

Non-IFRS net income(1)	$310	$232	$256	$54	21%	$78	34%
Non-IFRS net income margin (1)	16.9%	13.7%	14.0%		+290bps		+320bps

Diluted earnings (loss) per share ("EPS")	$0.36	$0.44	$(1.32)	$1.68	127%	$(0.08)	(18)%

Non-IFRS diluted EPS(1)	$0.55	$0.41	$0.46	$0.09	20%	$0.14	34%

Non-IFRS adjusted EBITDA(1)	$641	$573	$661	$(20)	(3)%	$68	12%
Non-IFRS adjusted EBITDA margin(1)	35.0%	33.9%	36.1%		(110)bps		+110bps

Cash from operating activities	$374	$595	$457	$(83)	(18)%	$(221)	(37)%

Wafer shipments (300mm equivalent) (in thousands)	619	602	595	24	4%	17	3%

(1) See “Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.

GLOBALFOUNDRIES INC.
Summary Annual Results
(Unaudited, in millions, except per share amounts and wafer shipments)

			Year-over-year
	FY2025	FY2024	FY2025 vs FY2024

Net revenue	$6,791	$6,750	$41	1%

Gross profit	$1,690	$1,651	$39	2%
Gross margin	24.9%	24.5%		+40bps

Non-IFRS gross profit(1)	$1,773	$1,709	$64	4%
Non-IFRS gross margin(1)	26.1%	25.3%		+80bps

Operating profit (loss)	$797	$(214)	$1,011	472%
Operating margin	11.7%	(3.2)%		+1,490bps

Non-IFRS operating profit(1)	$1,066	$920	$146	16%
Non-IFRS operating margin(1)	15.7%	13.6%		+210bps

Net income (loss)	$888	$(262)	$1,150	439%
Net income (loss) margin	13.1%	(3.9)%		+1,700bps

Non-IFRS net income(1)	$965	$870	$95	11%
Non-IFRS net income margin(1)	14.2%	12.9%		+130bps

Diluted EPS	$1.59	$(0.48)	$2.07	431%

Non-IFRS diluted EPS(1)	$1.72	$1.56	$0.16	10%

Non-IFRS adjusted EBITDA(1)	$2,357	$2,475	$(118)	(5)%
Non-IFRS adjusted EBITDA margin(1)	34.7%	36.7%		(200)bps

Cash from operating activities	$1,731	$1,722	$9	1%

Wafer shipments (300mm equivalent) (in thousands)	2,345	2,124	221	10%

(1) See “Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.

GLOBALFOUNDRIES Inc.
Summary of First Quarter 2026 Guidance(1)
(Unaudited, in millions, except per share amounts)

	IFRS	Share-based compensation(3)	Non-IFRS(2)
Net revenue	$1,625 ± $25
Gross margin(2)	26.0% ± 100bps	~100bps	27.0% ± 100bps
Operating expenses(2)	$272 ± $10	~$47	$225 ± $10
Operating margin(2)	9.3% ± 190bps	~390bps	13.2% ± 180bps
Diluted EPS(2)(4)	$0.23 ± $0.05	~$0.12	$0.35 ± $0.05
Fully Diluted Share Count	~560

(1) The Guidance provided contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The Guidance includes management's beliefs and assumptions and is based on information that is available as of the date of this release.
(2) Non-IFRS gross margin, Non-IFRS operating expenses, Non-IFRS operating margin and Non-IFRS diluted EPS are Non-IFRS measures and, for purposes of the Guidance only, are defined as gross profit as a percent of revenue, operating profit as a percent of revenue, operating expenses and diluted EPS, all before share-based compensation, respectively. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.
(3) We expect share-based compensation of $16 million and $47 million in cost of revenue and operating expenses, respectively. The Non-IFRS margin impacts are calculated by dividing share-based compensation by net revenue, and the Non-IFRS diluted EPS impact is calculated by dividing share-based compensation by the fully diluted share count.
(4) Included in IFRS and Non-IFRS diluted EPS is net interest income (expense) and other income (expense) which we estimate will be between $2 million and $10 million for the first quarter 2026. Also included in IFRS and Non-IFRS diluted EPS is income tax expense which we estimate will be between $17 million and $35 million for the first quarter 2026.

GLOBALFOUNDRIES Inc.
Consolidated Statements of Operations
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Net revenue	$1,830	$1,830	$6,791	$6,750
Cost of revenue	1,322	1,381	5,101	5,099
Gross profit	$508	$449	$1,690	$1,651
Operating expenses:
Research and development	133	121	518	496
Selling, general and administrative	120	93	375	427
Restructuring charges	—	1	—	7
Impairment charges	—	935	—	935
Operating expenses	$253	$1,150	$893	$1,865
Operating profit (loss)	$255	$(701)	$797	$(214)
Finance income (expense), net	17	15	66	56
Other income (expense), net	2	(1)	48	(12)
Income tax expense	(74)	(42)	(23)	(92)
Net income (loss)	$200	$(729)	$888	$(262)
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	199	(730)	885	(265)
Non-controlling interests	1	1	3	3
EPS:
Basic	$0.36	$(1.32)	$1.59	$(0.48)
Diluted	$0.36	$(1.32)	$1.59	$(0.48)
Shares used in EPS calculation:
Basic	556	553	555	553
Diluted	560	553	558	553

GLOBALFOUNDRIES Inc.
Condensed Consolidated Statements of Financial Position
(Unaudited, in millions)

	As of
	December 31, 2025	December 31, 2024

Assets:
Cash and cash equivalents	$1,809	$2,192
Marketable securities	1,241	1,194
Receivables, prepayments and other	1,578	1,406
Inventories	1,577	1,624
Current assets	$6,205	$6,416
Property, plant and equipment, net	$7,223	$7,762
Goodwill and intangible assets, net	1,368	660
Marketable securities	939	839
Right-of-use assets	569	498
Other assets	837	624
Non-current assets	$10,936	$10,383
Total assets	$17,141	$16,799
Liabilities and equity:
Current portion of long-term debt	$86	$753
Other current liabilities	2,282	2,291
Current liabilities	$2,368	$3,044
Non-current portion of long-term debt	$1,065	$1,053
Non-current portion of lease obligations	487	424
Other liabilities	1,238	1,454
Non-current liabilities	$2,790	$2,931
Total liabilities	$5,158	$5,975
Shareholders' equity:
Common stock / additional paid-in capital	$24,231	$24,025
Accumulated deficit	(12,381)	(13,266)
Accumulated other comprehensive income	78	17
Non-controlling interests	55	48
Total liabilities and equity	$17,141	$16,799

GLOBALFOUNDRIES Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited, in millions)

	Three Months Ended		Year Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Operating Activities:
Net income (loss)	$200	$(729)	$888	$(262)
Depreciation and amortization	313	378	1,314	1,568
Finance (income) expense, net and other	(10)	(28)	3	(38)
Deferred income taxes	117	6	27	72
Impairment charges	—	935	—	935
Net change in working capital	(274)	(91)	(538)	(619)
Other non-cash operating activities	28	(14)	37	66
Net cash provided by operating activities	$374	$457	$1,731	$1,722

Investing Activities:
Purchases of property, plant and equipment and intangible assets	$(208)	$(135)	$(722)	$(625)
Acquisitions, net of cash acquired	(451)	—	(682)	(69)
Proceeds from government grants	98	6	148	10
Proceeds from the sale of property, plant and equipment and intangible assets	57	24	170	56
Net purchases of marketable securities	(28)	14	(128)	(496)
Other investing activities	5	(1)	(60)	(1)
Net cash used in investing activities	$(527)	$(92)	$(1,274)	$(1,125)

Financing Activities:
Proceeds from issuance of equity instruments, net of taxes paid	$(2)	$—	$(5)	$21
Purchases of treasury stock	—	—	—	(200)
Proceeds (repayment) of debt, net	(51)	(452)	(840)	(606)
Net cash used in financing activities	$(53)	$(452)	$(845)	$(785)
Effect of exchange rate changes	(1)	(7)	5	(7)
Net change in cash and cash equivalents	$(207)	$(94)	$(383)	$(195)
Cash and cash equivalents at the beginning of the period	2,016	2,286	2,192	2,387
Cash and cash equivalents at the end of the period	$1,809	$2,192	$1,809	$2,192

GLOBALFOUNDRIES Inc.
Reconciliation of IFRS to Non-IFRS
(Unaudited, in millions, except per share amounts)

	Three Months Ended December 31, 2025
	Gross profit	Selling, General & Administrative	Research & Development	Operating profit	Other income (expense)	Income tax (expense) benefit	Net income	Diluted EPS
As Reported	$508	$120	$133	$255	$2	$(74)	$200	$0.36
IFRS margins(1)	27.8%			13.9%			10.9%
Share-based compensation	16	(25)	(15)	56	—	(1)	55	0.10
Structural optimization(2)	4	(2)	(1)	7	—	1	8	0.01
Amortization of acquired intangibles and other acquisition related charges	2	(13)	(2)	17	1	(2)	16	0.03
Revaluation of equity investments	—	—	—	—	(4)	—	(4)	(0.01)
Tax matters(3)	—	—	—	—	—	35	35	0.06
Non-IFRS measures(1)	$530	$80	$115	$335	$(1)	$(41)	$310	$0.55
Non-IFRS margins(1)	29.0%			18.3%			16.9%

	Three Months Ended September 30, 2025
	Gross profit	Selling, General & Administrative	Research & Development	Operating profit	Other income (expense)	Income tax (expense) benefit	Net income	Diluted EPS
As Reported	$419	$100	$124	$195	$8	$28	$249	$0.44
IFRS margins(1)	24.8%			11.6%			14.8%
Share-based compensation	15	(28)	(12)	55	—	(2)	53	0.09
Structural optimization(2)	5	(1)	—	6	—	(2)	4	0.01
Amortization of acquired intangibles and other acquisition related charges	—	(3)	(1)	4	(1)	—	3	0.01
Revaluation of equity investments	—	—	—	—	(7)	—	(7)	(0.01)
Tax matters(3)	—	—	—	—	—	(70)	(70)	(0.13)
Non-IFRS measures(1)	$439	$68	$111	$260	$—	$(46)	$232	$0.41
Non-IFRS margins(1)	26.0%			15.4%			13.7%

	Three Months Ended December 31, 2024
	Gross profit	Selling, General & Administrative	Research & Development	Operating profit	Other income (expense)	Income tax (expense) benefit	Net income (loss)	Diluted EPS
As Reported	$449	$93	$121	$(701)	$(1)	$(42)	$(729)	$(1.32)
IFRS margins(1)	24.5%			(38.3)%			(39.8)%
Share-based compensation	15	(22)	(8)	45	—	—	45	0.09
Structural optimization(2)	—	(2)	(1)	3	—	—	3	0.01
Amortization of acquired intangibles and other acquisition related charges	—	—	(2)	2	—	—	2	—
Impairment charges	—	—	—	935	—	—	935	1.68
Restructuring charges	—	—	—	1	—	—	1	—
Income tax effect(4)	—	—	—	—	—	(1)	(1)	—
Non-IFRS measures(1)	$464	$69	$110	$285	$(1)	$(43)	$256	$0.46
Non-IFRS margins(1)	25.4%			15.6%			14.0%
(1) See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.
(2) Structural optimization represents costs associated with employee workforce reductions, manufacturing footprint alignment and liquidation charges.
(3) Comprised of net non-cash deferred tax asset recognition and foreign exchange rate impact.
(4)Relates to restructuring charges, structural optimization and amortization of acquired intangibles and other acquisition related charges.

GLOBALFOUNDRIES Inc.
Reconciliation of IFRS to Non-IFRS
(Unaudited, in millions, except per share amounts)

	Twelve Months Ended December 31, 2025
	Gross profit	Selling, General & Administrative	Research & Development	Operating profit	Other income (expense)	Income tax (expense) benefit	Net income	Diluted EPS
As Reported	$1,690	$375	$518	$797	$48	$(23)	$888	$1.59
IFRS margins(1)	24.9%			11.7%			13.1%
Share-based compensation	61	(102)	(42)	205	—	(7)	198	0.35
Structural optimization(2)	20	(13)	(6)	39	(24)	(4)	11	0.02
Amortization of acquired intangibles and other acquisition related charges	2	(18)	(5)	25	(31)	4	(2)	—
Revaluation of equity investments	—	—	—	—	(17)	—	(17)	(0.03)
Litigation matters	—	—	—	—	9	(1)	8	0.01
Tax matters(3)	—	—	—	—	—	(121)	(121)	(0.22)
Non-IFRS measures(1)	$1,773	$242	$465	$1,066	$(15)	$(152)	$965	$1.72
Non-IFRS margins(1)	26.1%			15.7%			14.2%

	Twelve Months Ended December 31, 2024
	Gross profit	Selling, General & Administrative	Research & Development	Operating profit	Other income (expense)	Income tax (expense) benefit	Net income (loss)	Diluted EPS
As Reported	$1,651	$427	$496	$(214)	$(12)	$(92)	$(262)	$(0.48)
IFRS margins(1)	24.5%			(3.2)%			(3.9)%
Share-based compensation	58	(98)	(31)	187	—	—	187	0.34
Structural optimization(2)	—	(2)	(1)	3	—	—	3	0.01
Amortization of acquired intangibles and other acquisition related charges	—	—	(2)	2	—	—	2	—
Impairment charges	—	—	—	935	—	—	935	1.68
Restructuring Charges	—	—	—	7	—	—	7	0.01
Tax effect(4)	—	—	—	—	—	(2)	(2)	—
Non-IFRS measures(1)	$1,709	$327	$462	$920	$(12)	$(94)	$870	$1.56
Non-IFRS margins(1)	25.3%			13.6%			12.9%

(1) See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.
(2) Structural optimization represents costs associated with employee workforce reductions, manufacturing footprint alignment and liquidation charges.
(3) Comprised of net non-cash deferred tax asset recognition and foreign exchange rate impact.
(4) Relates to restructuring charges, structural optimization and amortization of acquired intangibles and other acquisition related charges.

GLOBALFOUNDRIES Inc
Reconciliation of IFRS to Non-IFRS
Non-IFRS Adjusted Free Cash Flow(1)
(Unaudited, in millions)

	Three Months Ended			Year Ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Net cash provided by operating activities	$374	$595	$457	$1,731	$1,722
Less: Purchases of property, plant and equipment and intangible assets	(208)	(189)	(135)	(722)	(625)
Add: Proceeds from government grants	98	45	6	148	10
Total capital expenditures net of proceeds from government grants(1)	$(110)	(144)	(129)	(574)	(615)
Non-IFRS adjusted free cash flow(1)	$264	$451	$328	$1,157	$1,107
Non-IFRS adjusted free cash flow margin(1)	14.4%	26.7%	17.9%	17.0%	16.4%

(1) See "Financial Measures (Non-IFRS)" for further discussion on this Non-IFRS measure and why we believe it is useful.

Reconciliation of IFRS to Non-IFRS
Non-IFRS Adjusted EBITDA(1)
(Unaudited, in millions)

	Three Months Ended			Year Ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Net revenue	$1,830	$1,688	$1,830	$6,791	$6,750
Net income (loss)	200	249	(729)	888	(262)
Net income (loss) margin	10.9%	14.8%	(39.8)%	13.1%	(3.9)%
Depreciation and amortization	313	314	378	1,314	1,568
Finance expense	23	23	34	93	145
Finance income	(40)	(41)	(49)	(159)	(201)
Income tax expense (benefit)	74	(28)	42	23	92
Share-based compensation	56	55	45	205	187
Restructuring charges	—	—	1	—	7
Impairment charges	—	—	935	—	935
Structural optimization	7	6	3	15	3
Revaluation of equity investments	(4)	(7)	—	(17)	—
Litigation claims	—	—	—	9	—
Other acquisition related charges	12	2	1	(14)	1
Non-IFRS adjusted EBITDA(1)	$641	$573	$661	$2,357	$2,475
Non-IFRS adjusted EBITDA margin(1)	35.0%	33.9%	36.1%	34.7%	36.7%
(1) See "Financial Measures (Non-IFRS)" for further discussion on this Non-IFRS measure and why we believe it is useful.

GLOBALFOUNDRIES Inc.

Financial Measures (Non-IFRS)
In addition to the financial information presented in accordance with International Financial Reporting Standards ("IFRS"), this press release includes the following Non-IFRS financial measures: Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS operating expense, Non-IFRS net income, Non-IFRS selling, general and administrative, Non-IFRS research and development, Non-IFRS other income (expense), Non-IFRS income tax benefit (expense), Non-IFRS diluted earnings per share (“EPS”), Non-IFRS adjusted EBITDA, Non-IFRS adjusted free cash flow and any related margins. We define each of Non-IFRS gross profit, Non-IFRS selling, general and administrative, Non-IFRS research and development, Non-IFRS operating profit, Non-IFRS other income (expense), Non-IFRS income tax benefit (expense) and Non-IFRS net income as gross profit, selling, general and administrative, research and development, operating profit, other income (expense), income tax benefit (expense), and net income (loss), respectively, adjusted for share-based compensation, structural optimization, amortization of acquired intangibles and other acquisition related charges, impairment charges, revaluation of equity investments, restructuring charges, litigation claims, tax matters, and any associated income tax effects. We define Non-IFRS operating expense as Non-IFRS gross profit minus Non-IFRS operating profit. We define Non-IFRS diluted EPS as Non-IFRS net income divided by the diluted shares outstanding. We define Non-IFRS adjusted free cash flow as cash flow provided by (used in) operating activities less purchases of property, plant and equipment and intangible assets plus proceeds from government grants related to capital expenditures. We define Non-IFRS adjusted EBITDA as net income adjusted for the impact of finance expense, finance income, income tax expense (benefit), depreciation and amortization, share-based compensation, restructuring charges, impairment charges, revaluation of equity investments, structural optimization, litigation claims and acquisition related charges. We define each of Non-IFRS gross margin, Non-IFRS operating margin, Non-IFRS net income margin, Non-IFRS adjusted free cash flow margin and Non-IFRS adjusted EBITDA margin as Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS net income, Non-IFRS adjusted free cash flow and Non-IFRS adjusted EBITDA, respectively, divided by net revenue. Any adjustments described above that are zero for a given period are excluded from the “Reconciliation of IFRS to Non-IFRS” table. See "Reconciliation of IFRS to Non-IFRS" section for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure.
We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS financial measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These Non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. Management believes that Non-IFRS adjusted free cash flow as a Non-IFRS measure is helpful to investors as it provides insights into the nature and amount of cash the Company generates in the period.
Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as comparative measures.

Conference Call and Webcast Information
GF will host a conference call with the financial community on Wednesday, February 11, 2026 at 8:30 a.m. U.S. Eastern Time (ET) to review the fourth quarter and full year 2025 results in detail. Interested parties may join the scheduled conference call by registering at https://edge.media-server.com/mmc/p/osibvq84/.
The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.
GF uses its Investor Relations website at https://investors.gf.com as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Accordingly, investors should monitor this website, in addition to following GF's press releases, Securities and Exchange Commission (SEC) filings, public conference calls and webcasts.

About GlobalFoundries
GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements and Third Party Data
This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track" and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the continuation of conflicts in Ukraine and Israel; ongoing political developments in the United States, and in particular, any political and policy-related changes that may impact our industry and the market generally, such as the imposition of trade controls, tariffs and counter-tariffs between the United States and its trade partners and new legislation; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to rising inflation and any potential recession; the expected benefits of our announced partnerships may fail to materialize; and we may fail to achieve the expected results or operations from funding received (including awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) and our expected results and planned or further expansions and operations may not proceed as planned if funding we expect to receive is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.
Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2024 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (SEC). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:
Investor Relations
ir@gf.com